

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2018

Tony Liu
Chief Executive Officer
Cellular Biomedicine Group, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014

     Re: Cellular Biomedicine Group, Inc.
         Registration Statement on Form S-3
         Filed October 10, 2018
         File No. 333-227773

Dear Mr. Liu:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Sarah Williams - Ellenoff Grossman & Schole LLP